Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 10, 2018

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 10, 2018. Each of the matters is described in greater detail in the Notice of the 186th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 15 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	708,551,871	99.81%	1,313,585	0.19%
Guillermo E. Babatz	708,449,078	99.80%	1,416,377	0.20%
Scott B. Bonham	708,636,810	99.83%	1,228,645	0.17%
Charles H. Dallara	708,343,369	99.79%	1,522,086	0.21%
Tiff Macklem	708,744,078	99.84%	1,121,377	0.16%
Thomas C. O’Neill	706,408,711	99.51%	3,456,744	0.49%
Eduardo Pacheco	700,554,780	98.69%	9,310,675	1.31%
Michael D. Penner	708,742,370	99.84%	1,123,037	0.16%
Brian J. Porter	708,521,814	99.81%	1,345,551	0.19%
Una M. Power	708,465,109	99.80%	1,402,256	0.20%
Aaron W. Regent	703,121,948	99.05%	6,745,417	0.95%
Indira V. Samarasekera	707,331,130	99.64%	2,533,811	0.36%
Susan L. Segal	708,222,012	99.77%	1,645,353	0.23%
Barbara S. Thomas	700,713,811	98.71%	9,153,554	1.29%
L. Scott Thomson	703,640,463	99.12%	6,226,902	0.88%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
714,723,198	99.13%	6,308,273	0.87%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
672,341,162	94.71%	37,529,693	5.29%

4.	Shareholder Proposal No. 1

Human & Indigenous Peoples’ Rights Policy

Votes For	% For	Votes Against	% Against	Abstentions*
59,398,915	8.46%	643,119,245	91.54%	7,326,645

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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